Exhibit 99.1

Country Style Cooking Restaurant Chain Reports Unaudited Fourth Quarter and Fiscal Year 2014 Financial Results

4Q14 Revenues up 7.4% YoY to RMB361.3 Million

4Q14 Adjusted Net Income up 31.1% YoY to RMB9.3 Million

4Q14 Adjusted EBITDA up 7.6% YoY to RMB27.6Million

Chongqing, China, March 4, 2015 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the fourth quarter and fiscal year of 2014.

Fourth Quarter 2014 Financial Highlights

•	Revenues in the fourth quarter of 2014 were RMB361.3 million ($58.2 million), an increase of 7.4% from RMB336.4 million in the same quarter of 2013.
•	Comparable restaurant sales decreased by 7.7% from the same quarter of 2013. There were 252 restaurants in the comparison.
•	Loss from operations was RMB0.7 million ($0.1 million), compared to income from operations of RMB1.7 million in the same quarter of 2013.
•	Adjusted EBITDA[1] was RMB27.6 million ($4.5 million) in the fourth quarter of 2014, an increase of 7.6% from RMB25.7 million in the same quarter of 2013.
•	Net income for the fourth quarter of 2014 was RMB4.4 million ($0.7 million), as compared to RMB3.0 million in the same quarter of 2013. Adjusted net income (non-GAAP) was RMB9.3 million ($1.5 million), as compared to RMB7.1 million in the same quarter of 2013.
•	Diluted net income per American depositary share (“ADS”) was RMB0.16 ($0.03). Adjusted diluted net income per ADS (non-GAAP) was RMB0.34 ($0.06). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of 5 in the fourth quarter of 2014 to 337 restaurants as of December 31, 2014, up from 293 restaurants as of December 31, 2013. Among the total 337 restaurants, 74 are “Mr. Rice” branded restaurants.

Fiscal Year 2014 Financial Highlights

•	Revenues in 2014 were RMB1.46 billion ($235.7 million), an increase of 7.5% from RMB1.36 billion in 2013.
•	Comparable restaurant sales decreased by 5.3% from 2013. There were 228 restaurants in the comparison.
•	Restaurant level operating margin was 13.8%, a decrease of 130 basis points from 2013.
•	Income from operations decreased by 33.3% to RMB22.6 million ($3.6 million) from RMB33.8 million in 2013.
•	Adjusted EBITDA was RMB130.1 million ($21.0 million) in 2014, compared to RMB128.3 million in 2013.
•	Net income in 2014 was RMB38.0 million ($6.1 million), compared to RMB39.6 million in 2013. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and one-time tax levy/(benefit), was RMB58.6 million ($9.5 million), compared to RMB55.4 million in 2013.
•	Basic and diluted net income per ADS was RMB1.42 ($0.23) and RMB1.41 ($0.23), respectively. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and one-time tax levy/(benefit), was RMB2.18 ($0.35).

Mr. Xingqiang Zhang, Chief Executive Officer of Country Style Cooking, commented, “We were pleased to have successfully met our fourth quarter and full year 2014 financial forecast. Our fourth quarter financial performance showed modest top line growth, primarily supported by our expanding restaurant network. As previously announced, during the fourth quarter of 2014, we signed a strategic cooperation agreement with an e-commerce company, Yimutian Inc., to build a more efficient procurement model. We are firm believers in utilizing the technology and leveraging the strengths of our business partners to enhance our operations. The QSR (quick service restaurant) industry in China remains highly competitive and we continue to evaluate opportunities to further improve performance and customer loyalty. Instead of engaging in intense price wars, we have been focusing on training our cooks and staff, developing new dishes and combo meals, refining our online ordering experience and renovating some of our older stores, upgrading visual identification and interior decoration to improve brand recognition, customers' dining experience and overall customer satisfaction. We believe this commitment to invest in our future will differentiate us from our competitors and reinforce our leadership in China’s QSR industry, resulting in higher levels of long-term revenue and profit growth. As a co-founder of the Country Style Cooking brand and restaurant chain, I’m excited to guide the operational team at this time and to lead our company into its next stage of development. Looking to 2015, we plan to optimize our offline and online resources to accelerate new restaurants openings, enter new geographic markets and grow food delivery sales.”

1 This release contains certain non-GAAP financial measures to provide supplemental information regarding the Company’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Disclosure" and the table captioned "Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The board of directors of the Company has appointed Ms. Flora Zeng as Interim CFO of Country Style Cooking. Ms. Zeng joined CSC in 2010 as Internal Audit Director and Executive Assistant to the Chairman and has since accumulated extensive knowledge and experience concerning the Company's financials and operations. Prior to joining CSC, she served as Audit Manager at PricewaterhouseCoopers in China for six years. In her new role, Ms. Zeng will oversee the Company’s financial planning and internal audit functions as well as marketing, public relations and investor relations.

Fourth Quarter 2014 Financial Performances

Revenues in the fourth quarter of 2014 increased by 7.4% to RMB361.3 million ($58.2 million) from RMB336.4 million in the same quarter of 2013. Revenue growth was primarily supported by the Company’s expanding restaurant network, partially offset by a decline in comparable restaurant sales compared with the same quarter last year. During the fourth quarter of 2014, Country Style Cooking added a total of 10 restaurants and closed 5 restaurants, bringing the total restaurant count to 337 as of December 31, 2014, compared to its total restaurant count of 293 as of December 31, 2013. Comparable restaurant sales decreased by 7.7% compared with the same quarter of 2013. There were 252 restaurants in the comparison.

Costs of food and paper increased by 6.4% to RMB162.7 million ($26.2 million) in the fourth quarter of 2014 from RMB153.0 million in the same quarter of 2013, primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, the cost of food and paper decreased slightly to 45.0% in the fourth quarter of 2014 from 45.5% in the same quarter of 2013.

Restaurant wages and related expenses increased by 16.4% to RMB80.0 million ($12.9 million) in the fourth quarter of 2014 from RMB68.7 million in the same quarter of 2013. The increase was primarily due to increased total employee wages associated with an expanded workforce. Share-based compensation expenses included in restaurant wages and related expenses amounted to RMB1.0 million ($0.2 million) in the fourth quarter of 2014, as compared to RMB1.6 million in the same quarter of 2013. As a percentage of revenues, restaurant wages and related expenses increased to 22.1% in the fourth quarter of 2014 compared to 20.4% in the same quarter of 2013.

Restaurant rent expenses increased by 10.1% to RMB37.1 million ($6.0 million) in the fourth quarter of 2014 from RMB33.7 million in the same quarter of 2013. The increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses increased slightly to 10.3% in the fourth quarter of 2014 from 10.0% in the fourth quarter of 2013.

Restaurant utility expenses increased by 10.6% to RMB21.3 million ($3.4 million) in the fourth quarter of 2014 from RMB19.3 million in the same quarter of 2013. As a percentage of revenues, restaurant utility expenses in the fourth quarter of 2014 were 5.9%, compared to 5.7% in the fourth quarter of 2013.

Other restaurant operating expenses increased by 12.1% to RMB14.4 million ($2.3 million) in the fourth quarter of 2014 from RMB12.8 million in the same quarter of 2013. As a percentage of revenues, other restaurant operating expenses in the fourth quarter of 2014 were 4.0%, compared to 3.8% in the fourth quarter of 2013.

Restaurant-level operating margin was 12.7% in the fourth quarter of 2014, a decrease of 190 basis points over the same quarter of 2013. The decrease in restaurant-level operating margin was primarily due to increased labor costs.

Selling, general and administrative (SG&A) expenses decreased by 8.7% to RMB21.5 million ($3.5 million) in the fourth quarter of 2014 from RMB23.6 million in the same quarter of 2013, mainly due to effective cost control. Share-based compensation expenses included in SG&A were RMB3.8 million ($0.6 million) in the fourth quarter of 2014, as compared to RMB2.4 million in the same quarter of 2013. As a percentage of revenues, SG&A expenses amounted to 6.0% in the fourth quarter of 2014, down from 7.0% in the fourth quarter of 2013.

Pre-opening expense for the fourth quarter of 2014 was RMB1.5 million ($0.2 million), as compared to RMB3.8 million in the same quarter of 2013, primarily because fewer new stores opened during the fourth quarter of 2014, as compared to the same quarter of 2013. As a percentage of revenues, pre-opening expense decreased to 0.4% in the fourth quarter of 2014 from 1.1% in the same quarter of 2013.

Depreciation expense for the fourth quarter of 2014 was RMB20.1 million ($3.2 million), representing an increase of 9.4% as compared to RMB18.4 million in the same quarter of 2013, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense amounted to 5.6% in the fourth quarter of 2014, compared to 5.5% in the same quarter of 2013.

Property and equipment impairment charges were RMB2.9 million ($0.5 million) in the fourth quarter of 2014, as compared to RMB1.5 million in the same quarter of 2013, representing costs related to asset impairment of five underperforming restaurants.

Loss from operations for the fourth quarter of 2014 was RMB0.7 million ($0.1 million), as compared to income from operations of RMB1.7 million in the same quarter of 2013.

Interest income for the fourth quarter of 2014 was RMB6.2 million ($1.0 million), representing an increase of 5.2% from RMB5.9 million in the same quarter of 2013.

Foreign currency exchange loss for the fourth quarter of 2014 was RMB0.2 million ($36 thousand), as compared to RMB0.8 million in the same quarter of 2013.

Other income for the fourth quarter of 2014 was RMB1.9 million ($0.3 million), as compared to RMB1.1 million in the same quarter of 2013.

Income before income taxes for the fourth quarter of 2014 was RMB7.2 million ($1.2 million), representing a decrease of 8.8% from RMB7.9 million in the same quarter of 2013.

Income tax expense in the fourth quarter of 2014 was RMB2.8 million ($0.5 million), compared to RMB4.9 million in the same quarter of 2013.

Net income was RMB4.4 million ($0.7 million), as compared to RMB3.0 million in the fourth quarter of 2013. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB9.3 million ($1.5 million) in the fourth quarter of 2014, compared to RMB7.1 million in the fourth quarter of 2013.

Diluted net income per ADS in the fourth quarter of 2014 was RMB0.16 ($0.03), compared to RMB0.11 in the fourth quarter of 2013. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.34 ($0.06) in the fourth quarter of 2014, compared to RMB0.26 in the fourth quarter of 2013. The Company had approximately 27.0 million diluted weighted average ADSs outstanding during the quarter ended December 31, 2014.

EBITDA, defined as net income before interest, income tax expense/(benefit), depreciation and amortization, was RMB21.1 million ($3.4 million) in the fourth quarter of 2014, compared to RMB20.4 million from the same quarter of 2013. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange loss, other income/(loss), property and equipment impairment charges, goodwill impairment and share-based compensation expenses, was RMB27.6 million ($4.5 million) in the fourth quarter of 2014, compared to RMB25.7 million in the same quarter of 2013.

As of December 31, 2014, the Company had cash, cash equivalents and short-term investments of RMB570.4 million ($91.9 million), compared to RMB581.9 million as of December 31, 2013.

Net cash provided by operating activities was RMB152.2 million ($24.5 million) for the year ended December 31, 2014, representing an increase of 7.6% from RMB141.4 million in the same period of 2013.

Financial Outlook

For the full year of 2015, the Company plans to open approximately 60 new restaurants. For the first quarter of 2015, the Company expects its revenues to be between RMB365 million ($58.8 million) and RMB385 million ($62.1 million), representing year-over-year growth of between approximately 5.2% and 11.0%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. Each restaurant included in the comparison has been in operation for at least 12 full months before the start of the period under comparison. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of the total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.2046 to US$1.00 on December 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 7:30 am, Eastern Time on March 4, 2015, which is 8:30 pm, Beijing Time on March 4, 2015, to discuss fourth quarter and fiscal year 2014 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference call through March 11, 2015. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088

Passcode:	10061050

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants under brands of CSC and Mr. Rice and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses. We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses. We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2015, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of December 31,
	2013	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	372,493	193,554	31,195
Short-term investments	209,381	376,831	60,734
Due from related parties	58	-	-
Inventories	52,579	52,871	8,521
Prepaid rent	14,336	14,745	2,376
Prepaid expenses and other current assets	22,714	30,350	4,892
Deferred tax assets-current	1,879	930	150
Total current assets	673,440	669,281	107,868
Held-to-Maturity investment	-	50,659	8,165
Property and equipment, net	398,555	417,778	67,334
Goodwill	5,563	5,139	828
Deferred tax assets - non current	7,592	8,814	1,421
Deposits for leases – non current	21,286	30,075	4,847
Total assets	1,106,436	1,181,746	190,463

Current liabilities:
Accounts payable	54,176	54,674	8,812
Deferred revenue	6,410	14,051	2,265
Accrued payroll	27,631	30,557	4,925
Income taxes payable	7,911	5,104	823
Other current liabilities	51,240	51,914	8,367
Total current liabilities	147,368	156,300	25,192
Deferred rent - non current	23,897	29,030	4,679
Prepaid subscription – non current	12	-	-
Advanced receipts from depositary bank	2,702	2,253	363
Total liabilities	173,979	187,583	30,234

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized 106,296,674 and 107,352,416 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	756	763	123
Additional paid-in capital	743,219	766,837	123,591
Retained earnings	197,618	235,572	37,967
Accumulated other comprehensive loss	(9,136)	(9,009)	(1,452)
Total equity	932,457	994,163	160,229

Total liabilities and equity	1,106,436	1,181,746	190,463

Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended December 31,
	2013		2014
	RMB	%	RMB	%	US$

Revenue - restaurant sales	336,407	100.0	361,289	100.0	58,229
Costs and expenses:
Restaurant expenses:
Food and paper expense	152,950	45.5	162,743	45.0	26,229
Restaurant wages and related expenses[1]	68,682	20.4	79,965	22.1	12,888
Restaurant rent expense	33,721	10.0	37,118	10.3	5,982
Restaurant utilities expense	19,261	5.7	21,294	5.9	3,432
Other restaurant operating expenses	12,811	3.8	14,362	4.0	2,315
Selling, general and administrative expenses[1]	23,572	7.0	21,514	6.0	3,467
Pre-opening expense	3,810	1.1	1,539	0.4	248
Depreciation	18,388	5.5	20,110	5.6	3,241
Property and equipment impairment charges	1,472	0.4	2,889	0.8	466
Goodwill impairment	-	-	423	0.1	68
Total operating expenses	334,667	99.4	361,957	100.2	58,336

Income/(loss) from operations	1,740	0.6	(668)	(0.2)	(107)

Interest income	5,915	1.8	6,225	1.7	1,003
Foreign exchange gain/(loss)	(777)	(0.2)	(225)	(0.1)	(36)
Other income / (expense)	1,059	0.3	1,907	0.5	307
Income before income taxes	7,937	2.4	7,239	2.0	1,167

Income tax expense	4,926	1.5	2,827	0.8	456
Net income	3,011	0.9	4,412	1.2	711

Basic net income per share	0.03		0.04		0.007
Diluted net income per share	0.03		0.04		0.007
Basic net income per ADS	0.11		0.17		0.03
Diluted net income per ADS	0.11		0.16		0.03
Basic weighted average ordinary shares outstanding	106,020,269		106,870,597		106,870,597
Diluted weighted average ordinary shares outstanding	107,434,022		107,837,090		107,837,090

1 Includes share-based compensation expenses of RMB4.1 million and RMB4.9 million ($0.8 million) for the three months ended December 31, 2013 and 2014, respectively.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended December 31,
	2013	2014
	RMB	RMB	US$

Net income	3,011	4,412	711
Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	(266)	(169)	(27)
Comprehensive income	2,745	4,243	684

Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	Year ended December 31
	2013	2014
	RMB	RMB	US$
Operating activities:
Net income	39,550	37,955	6,117
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	6,298	3,969	640
Property and equipment impairment charges	8,594	7,864	1,267
Goodwill Impairment	-	423	68
Depreciation	70,008	78,585	12,665
Deferred income tax	(2,675)	(274)	(44)
Share based compensation	15,894	20,685	3,334
Changes in operating assets and liabilities:
Due from related parties	(58)	58	9
Inventories	(7,889)	3,118	503
Prepaid rent	(1,273)	(409)	(66)
Prepaid expenses and other current assets	(878)	(7,634)	(1,230)
Deposits for leases	(3,317)	(8,789)	(1,417)
Accounts payable	5,037	498	80
Deferred revenue	2,866	7,642	1,232
Due to related parties	(25)	-	-
Accrued payroll	3,897	2,925	471
Income taxes payable	474	(2,807)	(452)
Deferred rent	2,447	5,481	883
Other liabilities	2,472	2,906	468
Net cash provided by operating activities	141,422	152,196	24,528
Investing activities:
Purchase of property and equipment	(116,731)	(116,248)	(18,736)
Proceeds from disposals of property and equipment	440	297	48
Purchase of short-term investment	(750,262)	(1,209,495)	(194,935)
Withdrawal of short-term investment	861,607	991,387	159,783
Net cash used in investing activities	(4,946)	(334,059)	(53,840)
Financing activity:
Proceeds from exercise of employee stock options	7,467	2,796	451
Net cash provided by financing activity:	7,467	2,796	451
Effect of exchange rate	(817)	128	21
Net increase / (decrease) in cash and cash equivalents	143,126	(178,939)	(28,840)
Cash and cash equivalents, beginning of year	229,367	372,493	60,035
Cash and cash equivalents, end of year	372,493	193,554	31,195

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended December 31,
	2013	2014
	RMB	RMB	US$

Net income	3,011	4,412	711
Share-based compensation expenses:
Restaurant wages and related expenses	1,637	1,025	165
Selling, general and administrative expenses	2,433	3,847	620
Adjusted net income (non-GAAP)	7,081	9,284	1,496

Diluted net income per ADS	0.11	0.16	0.03
Adjusted diluted net income per ADS (non-GAAP)	0.26	0.34	0.06
Diluted weighted average ADSs outstanding	26,858,505	26,959,273	26,959,273

	Three months ended December 31,
	2013	2014
	RMB	RMB	US$

Net income	3,011	4,412	711
Income tax expense	4,926	2,827	456
Interest income	(5,915)	(6,225)	(1,003)
Depreciation and amortization	18,388	20,110	3,241
EBITDA (non-GAAP)	20,410	21,124	3,405

EBITDA (non-GAAP)	20,410	21,124	3,405
Foreign exchange loss/(gain)	777	225	36
Other expense / (income)	(1059)	(1,907)	(307)
Property and equipment impairment charges	1,472	2,889	466
Goodwill impairment	-	423	68
Share-based compensation expenses
Restaurant wages and related expenses	1,637	1,025	165
Selling, general and administrative expenses	2,433	3,847	620
Adjusted EBITDA (non-GAAP)	25,670	27,626	4,453